EXHIBIT 99.1

GOLD STANDARD INFILL DRILLING EXPANDS THE RESOURCE POTENTIAL AT THE DARK STAR OXIDE GOLD DEPOSIT, CARLIN TREND, NEVADA

Drilling in progress at the Dark Star and Jasperoid Wash oxide deposits

May 15, 2018 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today reported on the status of the 2018 infill drilling program at the Dark Star oxide gold deposit on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend. To date, 4,605m of infill drilling has been completed in 28 holes at Dark Star (refer to Dark Star plan map at the following link – https://goldstandardv.com/lp/ds-may11-2018-drill-maps/). Following the completion of these 28 holes in mid-March, infill drilling shifted to the Pinion deposit where 123 holes have now been completed. Infill drilling has resumed at Dark Star with one reverse-circulation (“RC”) rig and one core rig. Results from another four Dark Star holes are summarized below.

Key Highlights from Dark Star:

•	In the northern portion of Dark Star, DR18-26 intersected 54.9m of 1.64 g Au/t, including 18.3m of 3.04 g Au/t. This intercept is higher-grade and thicker than predicted by the resource model. DR18-26 also intersected 12.2m of 1.36 g Au/t beginning at the topographic surface.

•	The lower 30m of the 54.9m intercept in DR18-26 is in the footwall of the north-striking Ridgeline fault and, more importantly, confirms a new high-grade target to the west that was previously identified in DS17-35 and DS17-37, two of the best holes ever drilled at Railroad-Pinion. DS17-35 returned 237.8m of 2.96 g Au/t, including 93.0m of 5.06 g Au/t while DS17-37 yielded 141.8m of 3.32 g Au/t, including 25.9m of 8.63 g Au/t (see January 23, 2018 news release). Collectively, these results provide an opportunity to expand the resource to the west of the Ridgeline fault and potentially duplicate some of the project’s best intercepts.

•	Approximately 145 development and exploration drill holes remain to be drilled as part of the Dark Star development program.

Jonathan Awde, CEO and Director of Gold Standard commented: “Once again, we are impressed by the grade and thickness of the intercepts from the Dark Star deposit. As we do the detailed infill drilling for our upcoming PEA, we are finding the smaller-scale structural features that generate exceptional grade in Carlin-style deposits. We are also discovering lateral extensions which we expect to be able to bring within the PEA’s pit configuration and include in our mine plans. ”

This year’s US$25.8 million program includes an estimated 74,800m of RC and core drilling in 381 holes (see February 26, 2018 news release). Of this amount, Dark Star and Pinion infill drilling is expected to account for approximately 40,800m in 296 holes while exploration should add another 34,000m of drilling in 85 holes. The current status of this work is as follows:

•	A 25 to 30-hole Phase 1 exploration program is advancing at Jasperoid Wash where a new oxide gold deposit was discovered in 2017. Drilling this year will reduce spacings and provide the requisite data for a maiden resource estimate by the end of 2018. Two drill rigs have completed 500m of drilling in four holes, for which assay results are pending.

•	151 infill and development drill holes, totaling 17,023m, have been completed at the Dark Star and Pinion oxide gold deposits. With this news release, results have now been reported for 85 of the 151 holes that have been completed.

•	A Preliminary Economic Assessment (“PEA”) for the Dark Star and Pinion resources is scheduled for completion during the second half of 2018. In connection with the PEA, new resource estimates will be completed at Dark Star and Pinion.

•	On the exploration front, five RC scout holes totaling 2,285m, have been completed on new exploration targets west of Dixie, for which assays results are awaited.

Dark Star drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DR18-25	RC		-90	201.2	33.5-41.1	7.6	0.49
					120.4-121.9	1.5	0.21
					153.9-155.4	1.5	0.20
DR18-26	RC		-90	249.9	0-12.2	12.2	1.36
Including					41.2-48.8	7.6	0.83
					62.5-93.0	30.5	0.55
					122.0-131.1	9.1	0.28
					195.1-250.0	54.9	1.64
					221.0-239.3	18.3	3.04
DC18-01	Core	090	-78	195.1	50.1-57.0	6.9	0.25
					71.0-136.2	65.2	0.36
DC18-02	Core	090	-78	171.0	No assays >0.14 g Au/t

Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses.

Don Harris, Gold Standard’s Senior Development Geologist stated: “Phase 1 drilling at Pinion has been completed at this time. We are waiting on final results to determine where additional step-out drilling is required on the deposit later in the year. The drill campaign now returns to North Dark Star, where approximately 30 infill holes remain in the highest-grade portions of the deposit, and Main Dark Star. A Phase 2 program for drilling is being planned to determine the extension to +1 g Au/t North Dark Star mineralization west of the Ridgeline fault, encountered in holes DS17-35, DS17-37 and DR18-26. Collectively, these drill intercepts represent an open area of mineralization outside of the current resource model.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. The samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV or American Assay Laboratories Inc. in Sparks, NV where they were crushed and pulverized. Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC, or remained with American Assay Laboratories Inc. in Sparks, NV. Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by ICP analysis. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results. Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au. The Dark Star deposit, 2.1 km to the east of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. The North Bullion deposit, 7 km to the north of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com